Exhibit 21.1
SUBSIDIARIES OF DCP MIDSTREAM PARTNERS, LP

Entity	Jurisdiction of Organization
DCP Midstream Operating, LLC	Delaware
DCP Midstream Operating, LP	Delaware
DCP Assets Holdings GP, LLC	Delaware
DCP Assets Holding, LP	Delaware
DCP Black Lake Holding, LP	Delaware
Associated Louisiana Intrastate Pipe Line, LLC	Delaware
Duke Energy Intrastate Pipeline, LLC	Delaware
PanEnergy Louisiana Intrastate, LLC	Delaware